UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 14)*

                             ASB Financial Corp.
                             -------------------
                              (Name of Issuer)

                                Common Stock
                       ------------------------------
                       (Title of Class of Securities)

                                 00205P 10 7
                               --------------
                               (CUSIP Number)


                            Terri Reyering Abare
                     Vorys, Sater, Seymour and Pease LLP
                           Suite 2000, Atrium Two
                           221 East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 723-4001
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 22, 2000
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTIONS] 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ---------------------
|CUSIP No. 00205P 10 7|         SCHEDULE 13D
 ---------------------

 ----------------------------------------------------------------------------
|  1.  | Names of Reporting Persons                                          |
|      |                                                                     |
|      | Gerald R. Jenkins                                                   |
|      |                                                                     |
|      | I.R.S. Identification Nos. of above persons (entities only)         |
 ----------------------------------------------------------------------------
|  2.  | Check the Appropriate Box if a Member of a Group (See Instructions) |
|      |                                                                     |
|      |                                                             (a) [ ] |
|      |                                                             (b) [ ] |
|      |                                                                     |
 ----------------------------------------------------------------------------
|  3.  | SEC Use Only                                                        |
|      |                                                                     |
|      |                                                                     |
 ----------------------------------------------------------------------------
|  4.  | Source of Funds (See Instructions)                                  |
|      |                                                                     |
|      | PF                                                                  |
 ----------------------------------------------------------------------------
|  5.  | Check if Disclosure of Legal Proceedings is Required Pursuant to    |
|      | Items 2(d) or 2(e)                                                  |
|      |                                                                 [ ] |
|      |                                                                     |
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|  6.  | Citizenship or Place of Organization                                |
|      |                                                                     |
|      | United States                                                       |
 ----------------------------------------------------------------------------
|                |  7.  | Sole Voting Power                                  |
|                |      |                                                    |
|                |      | 78,253                                             |
|   Number of    |      |                                                    |
|    Shares       -----------------------------------------------------------
|  Beneficially  |  8.  | Shared Voting Power                                |
|     Owned      |      |                                                    |
|    By Each     |      | 51,147                                             |
|   Reporting    |      |                                                    |
|    Person       -----------------------------------------------------------
|     With       |  9.  | Sole Dispositive Power                             |
|                |      |                                                    |
|                |      | 78,253                                             |
|                |      |                                                    |
 ----------------------------------------------------------------------------
|                | 10.  | Shared Dispositive Power                           |
|                |      |                                                    |
|                |      | 51,147                                             |
|                |      |                                                    |
 ----------------------------------------------------------------------------
| 11.  | Aggregate Amount Beneficially Owned by Each Reporting Person        |
|      |                                                                     |
|      | 129,400                                                             |
|      |                                                                     |
 ----------------------------------------------------------------------------
| 12.  | Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |
|      | (See Instructions)                                                  |
|      |                                                                 [ ] |
|      |                                                                     |
 ----------------------------------------------------------------------------
| 13.  | Percent of Class Represented by Amount in Row (11)                  |
|      |                                                                     |
|      | 7.5%                                                                |
 ----------------------------------------------------------------------------
| 14.  | Type of Reporting Person (See Instructions)                         |
|      |                                                                     |
|      | IN                                                                  |
 ----------------------------------------------------------------------------

Item 1.     Security and Issuer

            Common shares, no par value per share, of ASB Financial Corp.

Item 2.     Identity and Background

            (a)   Gerald R. Jenkins

            (b)   Gerald R. Jenkins
                  5904 Farney Avenue
                  Portsmouth, Ohio 45662

            (c)   Mr. Jenkins is retired.

            (d) Mr. Jenkins has not been convicted in any criminal proceeding in the past five years.

            (e) Mr. Jenkins has not been a party to any civil proceeding regarding state or federal securities laws.

            (f)   Mr. Jenkins is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

            The source of funds for Mr. Jenkins is personal.

Item 4.     Purpose of Transaction

            Shares beneficially owned by Mr. Jenkins have been acquired for investment.

Item 5.     Interest in Securities of the Issuer

            (a) As of May 19, 2004, Mr. Jenkins beneficially owns 129,400 shares, which is 7.5% of the total issued and outstanding common shares of ASB Financial Corp. (the "Issuer").

            (b) Mr. Jenkins has sole voting power with respect to 31,084 shares which he owns directly, 28,942 shares subject to options that he holds and 18,227 phantom shares he holds which, upon his retirement, he could choose to receive in either cash or common shares, at his option. Mr. Jenkins has shared voting power with respect to 49,500 shares that are jointly held by he and his spouse in a trust and 1,647 shares held by his spouse. Mr. Jenkins has sole dispositive power with respect to the 31,084 shares he owns directly, the 28,942 shares subject to options and the 18,227 phantom shares. Mr. Jenkins has shared dispositive power with respect to the 49,500 shares held jointly with his spouse in the trust and the 1,647 shares held by his spouse.

            (c)   None.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.

Item 7.     Material to be Filed and Exhibits

            None.

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 4, 2004

                                       /s/ Gerald R. Jenkins
                                       -----------------------------------
                                       Gerald R. Jenkins